Exhibit 10.21

CONFIDENTIAL

RESEARCH AND COMMERCIALIZATION AGREEMENT

THIS RESEARCH AND COMMERCIALIZATION AGREEMENT (the “Agreement”), effective as of July 9, 1998, is entered by and between GenPharm International, Inc., a wholly owned subsidiary of Medarex, Inc., and Medarex, Inc., a New Jersey corporation, with a principal place of business at 1545 Route 22 East, Annandale, New Jersey 08801 (together “Medarex”), and FibroGen, Inc. and its wholly-owned subsidiary, FibroPharma, Inc., with a principal place of business at 225 Gateway Boulevard, South San Francisco, California 94080 (together “FibroGen”).

BACKGROUND

A. Medarex is the sole and exclusive owner of certain transgenic Mice useful for the preparation of fully human monoclonal antibodies;

B. FibroGen desires to have Medarex conduct research with the Mice for the development of fully human monoclonal antibodies to certain Antigens (as defined below) and to evaluate the utility of such antibodies as potential therapeutics involved in fibrosis or fibroproliferative disease, and Medarex is willing to conduct such Research, on the terms and conditions herein; and

C. FibroGen wishes to acquire from Medarex an option to acquire a commercial license for the use of monoclonal antibodies with specificity for the Antigens to commercialize Products (as defined below), on the terms and conditions herein.

NOW, THEREFORE, Medarex and FibroGen agree as follows:

1.	DEFINITIONS

1.1 “Affiliate” means any corporation or other entity which is directly or indirectly controlling, controlled by or under the common control with FibroGen. For the purpose of this Agreement, “control” shall mean the direct or indirect ownership of fifty percent (50%) or more of the outstanding shares or other voting rights of the subject entity to elect directors, or if not meeting the preceding, any entity owned or controlled by or owning or controlling at the maximum control or ownership right permitted in the country where such entity exists.

1.2 “Antibody” shall mean a human monoclonal antibody with binding affinity for an Antigen, which antibody is derived from cells obtained from one or more of the Mice.

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1.3 “Antigen” shall mean each of twelve (12) antigens listed on Exhibit A hereto as such list may be revised from time to time by the mutual agreement of the parties.

1.4 “Confidential Information” shall mean (i) any proprietary or confidential information or material in tangible form disclosed hereunder that is marked as “Confidential” at the time it is delivered to the receiving party, or (ii) proprietary or confidential information disclosed orally hereunder which is identified as confidential or proprietary when disclosed and such disclosure of confidential information is confirmed in writing within thirty (30) days by the disclosing party.

1.5 “Control” or “Controlled” shall mean possession of the ability to grant the licenses or sublicenses as provided for herein without violating the terms of any agreement or other arrangement with any third party.

1.6 “Effective Date” means forty-five (45) days after the date of this Agreement.

1.7 “Excluded Claim” shall having the meaning set forth in the Cross License Agreement entered into by GenPharm International, Inc. and Cell Genesys, Inc., Abgenix, Inc., Xenotech, L.P., and Japan Tobacco, effective March 26, 1997.

1.8 “FibroGen Technology” shall mean all United States and foreign patents (including all reissues, extensions, substitutions, confirmations, re-registrations, re-examinations, revalidations and patents of addition) and patent applications (including, without limitation, all continuations, continuations-in-part and divisions thereof) owned by FibroGen during the term of the Agreement, in each case, which claims an invention which is necessary or useful to make, use or sell Antibodies and/or Products.

1.9 “Medarex Fees” shall mean any commercial fee, milestone payment and one-half of any research support payment made by FibroGen to Medarex pursuant to Sections 2.2, 4.1 and 4.2.

1.10 “Medarex Technology” shall mean the Patent Rights and Know How.

1.10.1 “Know How” shall mean the Confidential Information and Mice owned or Controlled by Medarex during the term of the Agreement and transferred to FibroGen by Medarex necessary or useful for the exercise of the Patent Rights, including, without limitation, technical data, protocols and methods and processes. For the avoidance of doubt, the Know How does not include any Patent Rights.

1.10.2 “Patent Rights” shall mean all United States and foreign patents (including all reissues, extensions, substitutions, confirmations, re-registrations, re-examinations, revalidations and patents of addition) and patent applications (including, without limitation, all continuations, continuations-in-part and divisions thereof) owned or Controlled by Medarex during the term of the

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Agreement, in each case, which claims an invention which is necessary or useful for the use of the Antibodies or the hybridoma cell lines transferred hereunder to make, use or sell Products.

1.11 “Mice” shall mean immunizable transgenic mice containing unrearranged human immunoglobulin genes.

1.12 “Mice Materials” shall mean any parts or derivatives of the Mice prepared by Medarex in connection with the Research, including without limitation, cells, hybridomas Antibodies, genes, DNA sequences or other biological materials derived directly or indirectly from the Mice.

1.13 “Net Sales” shall mean, with respect to Section 4.3.1(a), the amount received by FibroGen or its Affiliates, and with respect to clause (i) of Section 4.3.1(b) and Section 4.3.1(c), the amount received by Sublicensees, for the sale of Products to bona fide independent third parties, less to the extent included in such amount (i) normal and customary rebates, and cash and trade discounts, actually taken, (ii) sales, use and/or other excise taxes or duties, actually paid, (iii) the cost of any bulk packages and packing, and (iv) amounts actually allowed or credited due to returns paid and separately identified on the invoice or other documentation maintained in the ordinary course of business. All sales of Products between FibroGen and its Affiliates and Sublicensees shall be disregarded for purposes of computing Net Sales, unless such a purchaser is the end-user of such Product, A “sale” shall include any transfer or other disposition for consideration, cash or otherwise; provided, it is understood that Net Sales shall not include amounts received by FibroGen for the purchase of equity, research and development funding, license fees, milestone payments, or reimbursements paid by Sublicensees to FibroGen for milestone payments or research payments paid by FibroGen to Medarex. In no event shall Sublicensee Revenues be included in Net Sales.

In the case of discounts on “bundles” of products or services which include Products, FibroGen may calculate Net Sales by discounting the bona fide list price of such product by the average percentage discount of all products of the selling party and/or its Affiliates or Sublicensees in a particular “bundle”, calculated as follows:

Average percentage

discount on a                    =        (1 - A/B) x 100

particular bundle:

where A equals the total discounted price of a particular “bundle” of products, and B equals the sum of the undiscounted bona fide list prices of each unit of every product in such “bundle”. FibroGen shall provide Medarex documentation, reasonably acceptable to the other party, establishing such average discount with respect to each “bundle”. If FibroGen cannot so establish the average discount of a “bundle”, Net Sales shall be based on the undiscounted list price of the products in the “bundle”. If a Product in a “bundle” is not sold separately and no bona fide list price exists for such Product,

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the parties shall negotiate in good faith an imputed list price for such Product, and Net Sales with respect thereto shall be based on such imputed list price.

1.14 “Phase I”, “Phase II” and “Phase III” shall mean Phase I (or Phase I/II), Phase II, and Phase III clinical trials, respectively, in each case as prescribed by the U.S. Food and Drug Administration or a corresponding foreign entity.

1.15 “Product” shall mean any product for the treatment or diagnosis of human disease containing an Antibody provided by Medarex or produced from any hybridoma provided by Medarex or a portion thereof.

1.16 “Research” shall mean the activities conducted by FibroGen and Medarex in the Research Period in connection with the development and assessment of the usefulness and effectiveness of the Antibodies.

1.17 “Research Invention” shall mean any invention by Medarex or FibroGen in connection with the performance of the Research.

1.18 “Research Period” shall mean the period from the Effective Date until the earlier of (i) the first anniversary of the Effective Date, unless the Research Period is extended pursuant to Section 2.6, in which case the last day of the extension period, or (ii) the termination of the Research or the Agreement.

1.19 “Sublicensee” shall mean a third party (except an Affiliate) to whom FibroGen has granted a license or sublicense to make, have made, import, use, sell, offer for sale or otherwise exploit Products in the Territory. As used in this Agreement, “Sublicensee” shall also include a third party (except an Affiliate) to whom FibroGen has granted the right to distribute a Product.

1.20 “Sublicensee Revenues” shall mean all amounts (except royalties) received by FibroGen from a Sublicensee with respect to a grant of rights to the Medarex Technology and/or FibroGen Technology or the right to sell Products, including without limitation, option fees, license fees and milestone payments. Notwithstanding the foregoing, the parties agree that “Sublicensee Revenues” shall exclude any purchases of equity in FibroGen at fair market value, reimbursements paid by Sublicensees to FibroGen for any payments hereunder and (a) prior to the commencement of Phase III clinical trials for any Product, on a Product-by-Product basis, any research and development funding, whether paid in advance or as reimbursement for work performed (except research and development funding in excess of FibroGen’s fully allocated costs of conducting the funded research and development, as determined in accordance with U.S. GAAP) and (b) upon the commencement of Phase III clinical trials for any Product, on a Product-by-Product basis, and thereafter, any project funding for such Product, whether paid in advance or as reimbursement for work performed (except funding in excess of FibroGen’s reasonably allocatable direct and indirect project expenses).

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FibroGen agrees that it will not disguise any license fees or milestone payments in the form of research and development funding. In no event shall Sublicensee Revenues include any amounts received from Sublicensee with respect to Net Sales of any Product.

1.21 “Territory” shall mean all countries of the world.

2.	RESEARCH

2.1 Research. Subject to the terms and conditions set forth herein, during the Research Period Medarex will immunize Mice with up to twelve (12) Antigens selected by FibroGen to produce Antibodies for evaluation by FibroGen for commercial development. FibroGen shall have the right to have immunizations for up to two (2) Antigens conducted concurrently. FibroGen shall be entitled to have Medarex immunize a total of fifty (50) Mice each year; provided, however, that with respect to three Antigens to be selected by FibroGen (“Special Antigens”), Medarex shall immunize twenty (20) Mice for each of the Special Antigens. In any year in which immunizations for a Special Antigen are conducted, the number of Mice which Medarex is obligated to immunize Mice against Antigens other than Special Antigens shall be reduced by thirteen and one-third (13 1⁄3) Mice for each Special Antigen for which immunizations are conducted in such year. For the remaining Antigens with respect to which immunizations are conducted, Medarex shall immunize a minimum of ten (10) Mice with the applicable Antigen. In each case, Medarex shall isolate Antibodies from the immunized Mice as soon as practicable. FibroGen shall have the option to direct Medarex to immunize the Mice and, on a rolling basis, fuse all the resulting spleens, unless otherwise agreed by a committee consisting of one (1) scientist selected by Medarex and one (1) scientist selected by FibroGen. FibroGen acknowledges that the exercise of the rolling basis option may delay the receipt of all Antibodies. Medarex shall use reasonably diligent efforts to conduct the Research in a professional manner and agrees to commit the personnel, facilities and other resources necessary to perform its obligations under the Research and the work plan attached hereto as Exhibit B; provided, however, it does not warrant that the Research shall result in the preparation of any Antibody suitable for development as a Product or that immunizations with five (5) Antigens can be completed in the initial year of the Research Period. Notwithstanding the foregoing, Medarex shall warrant that FibroGen shall have the ability to conduct immunization with at least three (3) Antigens in any year of the Research Period. Medarex shall perform tasks 1-6 of the work plan except that FibroGen shall be responsible for testing for neutralization as part of task 6. During the Research Period, all Antigens shall be considered exclusive to FibroGen in accordance with Section 2.6.5.

2.2 Research Support. During the Research, FibroGen shall pay to Medarex a quarterly research support payment of ninety-five thousand dollars ($95,000). The first payment shall be due forty-five (45) days from the Effective Date, and subsequent payments shall be due on the quarterly anniversary thereof unless work is suspended pursuant to Section 2.6.1; provided that Medarex is not

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in breach of this Agreement. However, if FibroGen fails to make any research support payment for any reason, Medarex shall have no obligation to conduct any further Research activities.

2.3 Identification and Delivery of Antigens. FibroGen shall promptly notify Medarex of each Antigen prior to immunization of the Mice in the Research and deliver to Medarex a mutually agreed quantity of such Antigen in a substantially pure form prior to the immunization.

2.4 Delivery of Antibodies. Upon the preparation of an Antibody for each Antigen, Medarex shall deliver to FibroGen ten (10) milligrams of such Antibody and a hybridoma cell line producing such Antibody for evaluation by FibroGen.

2.5 Research License. Medarex hereby grants to FibroGen and its Affiliates an exclusive, non-transferable license solely to use the Antibodies and hybridoma cell lines producing such Antibodies prepared by Medarex in connection with the Research for research and evaluation purposes; provided, however, that FibroGen and its Affiliates may transfer the Antibodies and hybridoma cell lines producing such Antibodies to its scientific collaborators and consultants for purposes of furthering the Research. Such license shall convert into a non-exclusive research only license upon the termination of the Research, if FibroGen does not acquire a commercial license pursuant to Section 3.1.2; provided, upon the termination of the Research, FibroGen shall promptly return to Medarex, or destroy, all hybridoma cell lines provided by Medarex (and progeny thereof) which produce Antibodies to which FibroGen has not acquired a commercial license from Medarex.

2.6 Research Period.

2.6.1 Suspension. With notice to Medarex at least thirty (30) days prior to the proposed date of suspension, FibroGen may suspend Medarex’s work under this Agreement, its obligations to, make the Research support payment under Section 2.2 relating thereto and the lapse of the commercial option pursuant to Section 3.1 at any time during the Research Period with respect to each Antigen, for a period of up to forty-five (45) days after FibroGen (i) receives an Antibody for the applicable Antigen, which Antibody is acceptable to FibroGen, or (ii) after Medarex has conducted Research for at least six (6) months with regard to the applicable Antigen, FibroGen determines that a suitable Antibody to the applicable Antigen cannot be made, in each case, to allow FibroGen to prepare the next Antigen for immunization hereunder. In addition, if FibroGen does not have adequate preclinical data to evaluate an Antibody candidate at the end of the Research Period, FibroGen may with notice to Medarex extend the Research Period for up to nine (9) additional months without any Research support payments solely to obtain in-vivo proof of concept and to evaluate whether to exercise the commercial option with respect to such Antibody. FibroGen shall also give Medarex at least fifteen (15) days notice prior to having Medarex resume its work hereunder. During the applicable suspension period, FibroGen’s obligations to make Research support payments to Medarex and Medarex’s obligations to conduct any Research shall be suspended.

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2.6.2 Extension. With notice to Medarex at least thirty (30) days prior to the first anniversary of the Effective Date, FibroGen may extend the term of the Research until the second anniversary of the Effective Date and, with notice to Medarex at least thirty (30) days prior to the second anniversary of the Effective Date, FibroGen may further extend the term of the Research until the third anniversary of the Effective Date, and in each case, FibroGen shall continue to make quarterly research support payments as provided in Section 2.2. If FibroGen (i) extends the Research Period for at least six (6) months (so that the Research Period is at least eighteen (18) months and Medarex has received at least five hundred seventy thousand dollars ($570,000) of research support payments pursuant to Section 2.2), and (ii) exercises its option and acquires a commercial license pursuant to Section 3.1.2, then FibroGen shall be considered to have exclusivity of all the Antigens listed on Exhibit A in accordance with Section 2.6.5.

2.6.3 If No Extension: Option Antigens. If FibroGen fails to provide Medarex with notice at least thirty (30) days prior to the first anniversary of the Effective Date that it will not extend the Research for at least six (6) months (i.e., until at least eighteen (18) months following the Effective Date so that Medarex will receive at least five hundred seventy thousand dollars ($570,000) of research support payments pursuant to Section 2.2), then before the first anniversary of the Effective Date, if FibroGen has exercised its option and acquires a commercial license pursuant to Section 3.1.2, FibroGen may select six (6) of the Antigens for which FibroGen shall have exclusivity in accordance with Section 2.6.5, and with respect to the remainder (each an “Option Antigen”) FibroGen shall have an option to obtain exclusivity and shall concurrently with its selection above notify Medarex of the identity of such Option Antigens. With respect to each Option Antigen, during the Research Period FibroGen shall have an option to immunize against such Option Antigens and/or preclude Medarex from immunizing Mice against such Option Antigens. FibroGen may exercise its option by providing notice to Medarex identifying the Option Antigen and concurrently paying to Medarex fifty thousand dollars ($50,000) for such Option Antigen. In addition, before entering into a written agreement with a third party to immunize Mice with any Option Antigen, Medarex shall notify FibroGen, and FibroGen shall have ten (10) business days to exercise its option for the applicable Option Antigen by notifying Medarex that it wishes to retain its rights to such Option Antigen and concurrently paying to Medarex fifty thousand dollars ($50,000) for such Option Antigen.

2.6.4 Option Antigen Immunization Terms. In the event that FibroGen exercises its option pursuant to Section 2.6.3 with respect to any Option Antigen and wishes to have Medarex immunize Mice against such Option Antigen, the parties shall agree on amendments to this Agreement which shall specify the schedule of such immunizations and a Research Period for such Option Antigen. FibroGen shall have the right to acquire a commercial license to any Antibodies against such Antigen as provided in Section 3.1.2, subject to the terms and conditions of this Agreement, including, without limitation, the payments required under Article 4.

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2.6.5 Exclusivity.

(a) During the Research Period, Medarex shall be precluded from (i) knowingly immunizing or permitting any third party to immunize any Mice against any Antigen, (ii) granting any third party a commercial license under the Medarex Technology which covers such Antigen or any Antibodies specifically directed to the Antigen, or (iii) using any Antibodies derived from the Research except to the extent necessary to (y) perform the services and research for-the benefit of FibroGen pursuant to this Agreement, or (z) prosecute patent applications pursuant to Section 2.7.2 and Article 10 herein.

(b) For any Antigen that FibroGen is deemed to have exclusivity, after the Research Period, Medarex shall be precluded from (i) knowingly immunizing or permitting any third party to immunize any Mice against any such Antigen, (ii) granting any third party a commercial license under the Medarex Technology which covers the Antigen or any Antibodies specifically directed to the Antigen or (iii) using any Antibodies derived from the Research except to the extent necessary to (y) perform the services and research for the benefit of FibroGen pursuant to this Agreement, or (z) prosecute patent applications pursuant to Section 2.7.2 and Article 10 herein.

(c) Notwithstanding Sections 2.6.5(a) and (b) above, it is understood and agreed that Medarex is in the business of providing Mice to third parties for research and evaluation, and grants research licenses for such activities, and that one or more of third parties may, without the knowledge of Medarex, immunize Mice against one or more of the Antigens.

2.7 Ownership.

2.7.1 Mice. Except as provided in Section 3.3, title to the Mice and Mice Materials shall at all times remain with Medarex.

2.7.2 Intellectual Property.

(a) Any Research Invention that is or relates to the Mice or Mice Materials shall be owned solely by Medarex, subject to subsections 2.7.2(b) and (c) below. Any Research Invention made by FibroGen in the course of activities in connection with the Research that is or relates to the Antigens shall be owned solely by FibroGen.

(b) Medarex shall own all claims in patent applications and patents claiming Research Inventions directed to (i) one or more compositions of matter (e.g., an Antibody), except formulations of Antibodies for therapeutic or diagnostic use, or (ii) one or more methods of production.

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(c) FibroGen shall own all claims in patent applications and patents claiming Research Inventions directed to (i) one or more methods of use of an Antibody, or (ii) formulations of Antibodies for therapeutic or diagnostic use.

(d) It is understood and agreed that any patent applications and patents containing claims owned by Medarex pursuant to Section 2.7.2(b) shall be included in the Medarex Technology and shall be subject to (i) any commercial licenses to Antibodies granted to FibroGen pursuant to Section 3.1.2 herein to the extent that such claims cover an Antibody to which FibroGen acquires a commercial license, or (ii) any nonexclusive license granted to FibroGen pursuant to Section 3.2.

(e) FibroGen hereby agrees to grant and grants to Medarex an exclusive (subject to any nonexclusive license granted to FibroGen pursuant to Section 3.2), worldwide, royalty-free, perpetual, irrevocable license, with the right to grant and authorize sublicenses, to all claims subject to Section 2.7.2(c) for all uses, excluding any use of any Antibody, or any formulation of any Antibody, in each case, to which FibroGen has acquired a commercial license.

(f) The parties agree to cooperate and consult with each other with respect to any claims covering Research Inventions subject to Section 2.7.2 which FibroGen or Medarex wishes to file in any patent office. The parties further agree that if a party wishes to file patent applications relating to a particular Antibody to which the other party has an ownership interest pursuant to this Section 2.7.2, then the other party shall be given at least thirty (30) days notice and, if it also wishes to file at that time a patent application relating to such Antibody, the two parties’ applications shall be filed simultaneously, by way of submission in the same envelope or some such similar means.

2.7.3 Assignment. At the request of either party, the parties shall discuss in good faith the assignment by one party to the other of any patent application claiming any Research Invention. In the event that the parties agree that it is advantageous for one party to solely own any patent application claiming any Research Invention in order that the scope of the patent coverage may be broadened (i.e., terminal disclaimer), the ownership of such patent application shall be assigned to such party by the other party (the “Assigning Party”). However, in the case of such assignment (a) if the Assigning Party is Medarex, the sole owner shall be deemed to grant to the Assigning Party an exclusive (subject to any nonexclusive license granted to FibroGen pursuant to Section 3.2), worldwide, royalty-free, perpetual, irrevocable, license under the applicable patent applications or patents, with the right to sublicense, for all uses, excluding any use of any Antibody, or any formulations of any Antibody, in each case, to which FibroGen has acquired a commercial license, and (b) if the Assigning Party is FibroGen, the applicable patent applications or patents shall be included in the Medarex Technology and shall be subject to (i) any commercial licenses to Antibodies granted to FibroGen pursuant to Section 3.1.2 herein to the extent that the claims thereof

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cover an Antibody to which FibroGen acquires a commercial license, or (ii) any nonexclusive license granted to FibroGen pursuant to Section 3.2.

3.	OPTION; COMMERCIAL LICENSE

3.1 Option; License.

3.1.1 Option. During the Research Period, FibroGen shall have an option to obtain an exclusive (even as to Medarex), worldwide commercial license as set forth in Section 3.1.2 solely to develop Antibodies for use in the development and commercialization of Products. FibroGen may exercise such option by notice to Medarex during the Research Period specifying one or more Antibodies (up to three (3) per Antigen) to be covered by the commercial license and concurrently paying to Medarex the applicable license fee due pursuant to Section 4.1. If FibroGen has not previously exercised its option to acquire a commercial license and achieves any milestone subject to Section 4.2, then FibroGen shall be deemed to have exercised its option to acquire a commercial license and shall pay to Medarex the commercial license fee due pursuant to Section 4.1 within thirty (30) days of the achievement of such milestone, in addition to the applicable milestone fee due pursuant to Section 4.2.

3.1.2 Commercial License. Effective upon FibroGen’s election to acquire a commercial license, subject to the terms and conditions of this Agreement, including without limitation, the payment of the license fee set forth in Section 4.1, Medarex grants to FibroGen and its Affiliates the following licenses:

(a) an exclusive, worldwide, non-transferable (except as set forth in Section 14.3), royalty bearing license under the Medarex Technology with the right to sublicense, to use hybridomas delivered by Medarex to FibroGen to make or have made Antibodies, and

(b) an exclusive, worldwide, non-transferable (except as set forth in Section 14.3), royalty bearing license under the Medarex Technology with the right to sublicense, to use Antibodies made in the Research to make, have made, import, have imported, use, offer for sale and sell Products.

During the term of the commercial licenses above, Medarex shall not grant any third party a license under the Medarex Technology which covers Antigens to which Antibodies have been made in the Research or Mice Materials developed in connection with the Research.

3.2 Non-Exclusive License. If (i) as a result of the conduct of the Research, Medarex has filed a patent application or patent covering an antibody directed to an Antigen or a method of use of an Antibody for treatment of a specific human disease, and (ii) FibroGen elects not to commercially develop an Antibody provided by Medarex to FibroGen hereunder but wishes to commercialize

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another human or humanized monoclonal antibody with specificity for the same Antigen, and would require a license under the patent applications and patents subject to (i) above to develop or commercialize any product containing such a human monoclonal antibody, then, regardless of whether FibroGen acquires a commercial license from Medarex pursuant to Section 3.1.2 with respect to a particular Antibody provided by Medarex to FibroGen hereunder, at FibroGen’s request after the Research Period, Medarex shall be deemed to grant to FibroGen, a non-exclusive, worldwide, perpetual, nontransferable (except as set forth in Section 14.3), royalty-free license under any patent applications or patents within Medarex Technology described in subSections 2.7.2(b) and (c) above, with the right to sublicense, to make, have made, import, have imported, use, offer for sale and sell products which are independently developed by or on behalf of FibroGen without any use of (x) any Medarex Technology, or (y) any information relating to or derived from any Antibody, including, without limitation, any DNA or protein sequence information regarding any Antibody or any gene encoding all or part of an Antibody; provided, however, that in no event should clauses (x) or (y) be construed to preclude the use of any information by FibroGen or its collaborators which (i) was known prior to receipt of the information derived from any Antibody or from Medarex, as shown by contemporaneous written evidence, (ii) was developed or obtained from sources independent of the information derived from any Antibody or from Medarex, as shown by contemporaneous written evidence, or (iii) was public knowledge or becomes public knowledge in the future, other than through the acts or omissions of FibroGen or its collaborator(s) or the publication of any patent application with respect to which Medarex is an assignee or a licensee. It is understood and agreed that under this Section FibroGen shall not be granted any license or other rights to any Antibody except as expressly set forth in Section 2.5, and that FibroGen may not commercialize any such Antibody or any antibody based on or derived therefrom, in whole or part, without obtaining a commercial license from Medarex pursuant to Section 3.1.2.

3.3 Title. If FibroGen acquires a commercial license pursuant to Section 3.1.2, title to all Antibodies and cells capable of producing Antibodies obtained by FibroGen during the Research Period and the term of such license shall be vested in FibroGen.

3.4 Regulatory Assistance. If FibroGen acquires a commercial license to a particular Antibody, at the written request of FibroGen, Medarex shall provide any documentation necessary or appropriate for regulatory filings relating to the origin or modification of the Antibodies or the hybridoma.

3.5 Retained Rights; No Further Rights. Only the license granted pursuant to the express terms of this Agreement shall be of any legal force or effect. No other license rights shall be granted or created by implication, estoppel or otherwise. It is understood and agreed that Medarex shall retain rights to make, have made, import, use, offer for sale, sell and otherwise commercialize Mice which have not been used for the Research or immunized with any Antigen, itself or with third parties for any uses.

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4.	CONSIDERATION

4.1 Commercial License Fee. If FibroGen acquires a commercial license from Medarex pursuant to Section 3.1.2 above, FibroGen shall pay to Medarex a license fee of one million dollars ($1,000,000). The applicable license fee shall be paid to Medarex concurrently with FibroGen’s notice of its exercise of its option.

4.2 Milestone Payments. Within thirty (30) days following the occurrence of the relevant events specified below with respect to each Product which contains one of the Antibodies licensed by FibroGen (under a research license or a commercial license) and is intended to be used as a therapeutic, FibroGen shall pay to Medarex the following amounts:

Milestones	Amount
Commencement of Phase II clinical trials	$1,000,000
Commencement of Phase III clinical trials	$2,000,000
First BLA filing in the U.S., Japan or Europe	$2,000,000
First BLA approval in the U.S., Japan or Europe	$4,000,000
BLA approval in a second major market in the U.S., Japan or Europe	$2,000,000

4.3 Royalties and Sublicensee Revenues.

4.3.1 Royalty on Net Sales and Sublicense Revenues.

(a) In partial consideration for the commercial license, FibroGen shall pay to Medarex a royalty of (i) one and one-half percent (1.5%) on annual Net Sales of FibroGen and its Affiliates of Products sold as therapeutics, on a Product-by-Product basis, and (ii) ten percent (10%) on annual Net Sales of FibroGen and its Affiliates of Products sold as in vivo or ex vivo diagnostics, on a Product-by-Product basis. In addition, for each diagnostic Product, on a Product-by-Product basis, in the event that Net Sales of FibroGen and its Affiliates exceeds fifty million dollars ($50,000,000) in any year, Medarex shall receive an additional royalty of two and one-half percent (2.5%) on the annual Net Sales in excess of the $50 million (the “Bonus Royalties”) until such time as Medarex has received a total of ten million dollars ($10,000,000) of Bonus Royalties with respect to such Product.

(b) In addition to the above, in partial consideration for the commercial license, FibroGen shall pay to Medarex, at FibroGen’s option, either (i) a royalty of one and one-half percent (1.5%) on annual Net Sales by Sublicensees of FibroGen and its Affiliates of Products sold as therapeutics, on a Product-by-Product basis (and no portion of Sublicensee Revenues); or (ii) seventeen and one-half percent (17.5%) of (x) all payments of royalties received by FibroGen and/or its Affiliates in respect of the sale by a Sublicensee of any Product sold as a therapeutic and (y) all Sublicensee Revenues relating to therapeutic Products or rights thereto received from such

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Sublicensee; provided, however, that in reference to clause (y): (1) with respect to Sublicensee Revenue received by FibroGen prior to the date any Medarex Fees are paid by FibroGen to Medarex, FibroGen may fully credit any amounts paid pursuant to clause (y) against the Medarex Fees (and not previously applied against) until such credit is fully expended; (2) with respect to Sublicensee Revenues payments received by FibroGen from a Sublicensee after the date any payment of a percentage (i.e., 17  1⁄2%) of the Sublicensee Revenues (the “Medarex Share”) or Medarex Fee is made by FibroGen to Medarex, FibroGen may subtract from Sublicensee Revenue payments the amount of any Medarex Share or Medarex Fees previously paid to Medarex (and not previously subtracted), and make the required payments (i.e., 17  1⁄2%) to Medarex on the remainder; and (3) upon the termination of the Product development or the termination of the Sublicensee Revenues for any reason, the amounts received by Medarex under clause (y) and the Medarex Fees shall be subject to a reconciliation which shall compare the amounts received by Medarex against the amount to which Medarex is entitled (Z), which shall be calculated as follows:

Amount Medarex is entitled = Z + amount of Medarex Fees achieved to date where Z = the greater of zero or [(Total Sublicensee Revenues) - (2 x Medarex Fees achieved)] x [0.175].

Examples of the application of clause (y) and the reconciliation mechanism to various scenarios are set forth in Exhibit C.

In the event that the reconciliation shows that Medarex has received more than it is entitled to under the above formula, FibroGen may either offset such amount against other future payments Medarex is to receive under this subsection (b) or require Medarex to remit the excess cash or equity, whichever form the original payment was made, unless Medarex has already sold the equity in which case Medarex will remit the cash equivalent. FibroGen shall promptly remit any amounts owed to Medarex as a result of the reconciliation. To the extent that additional Medarex Fees still remain available for offset or may arise in the future under Section 4.2 with respect to any Product, FibroGen may make the payment in respect of the Sublicensing Revenues in clause (y) in cash or equity consistent with the provisions of Section 4.4 (Equity) herein and Medarex shall have the same rights relating to any equity acquired pursuant to clause (y) as set forth in Section 4.4. With respect to each Sublicensee, FibroGen shall notify Medarex of FibroGen’s election to pay to Medarex the amounts subject to clause (i) or (ii) above within thirty (30) days after receipt of the first payment which would constitute a Sublicensee Revenue subject to (ii) above. Payments hereunder with respect to each Product shall be treated separately and not offset against other amounts due between the parties unless otherwise agreed to by the parties.

(c) In addition to the above, in partial consideration for the commercial license, with respect to diagnostic Products, FibroGen shall pay to Medarex, at FibroGen’s option, either (i) a royalty of ten percent (10%) on annual Net Sales by Sublicensees of FibroGen and its

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Affiliates of Products sold as diagnostics, on a Product-by-Product basis and no portion of Sublicensee Revenues, or (ii) seventeen and one-half percent (17.5%) of (x) all payments of royalties received by FibroGen and/or its Affiliates in respect of the sale by a Sublicensee of any Products sold as diagnostics, and (y) all Sublicensee Revenues relating to diagnostic Products or rights thereto received from such Sublicensee. With respect to each Sublicensee, FibroGen shall notify Medarex of FibroGen’s election to pay to Medarex the amounts subject to clause (i) or (ii) above within thirty (30) days after receipt of the first payment which would constitute a Sublicensee Revenue subject to (ii) above.

(d) In addition to the foregoing, FibroGen shall also reimburse Medarex for the amount of any royalties paid by Medarex to Medical Research Council (MRC) and required by the October 1, 1993 License Agreement between GenPharm International and MRC in connection with the sale of any Products by FibroGen, Affiliates or Sublicensees; provided, however, that in no event shall the reimbursement by FibroGen to MRC be increased beyond those required in the October 1, 1993 License Agreement between MRC and GenPharm International, Inc. without FibroGen’s written consent. At the request of FibroGen, Medarex shall request MRC to grant FibroGen a sublicense on substantially similar terms as set forth in its license with MRC.

(e) It is understood and agreed that pursuant to that certain license agreement entered by GenPharm International, Inc. and DNX, dated January 1, 1991 (the “DNX License”) that Medarex may be obligated to pay to DNX a percentage of royalties received by Medarex from FibroGen with respect to the sale of Products, and Medarex agrees to pay to DNX amounts received from FibroGen which are consistent with such agreement. Medarex further agrees that the amounts it pays to DNX with respect to amounts received from other licensees of the applicable technology shall be treated consistently. In the event that in any litigation or other binding arbitration between Medarex and DNX regarding the DNX License, a final determination is made (which is not appealed or appealable, unless Medarex elects not to appeal) that the royalties due DNX under the DNX License should be based on any amount other than the amounts received by Medarex from a licensee (e.g., FibroGen), then in addition to any other amounts due to Medarex pursuant to this Agreement, FibroGen shall be responsible for paying to Medarex (for all past and future sales of Products) amounts equal to the amounts due pursuant to the interpretation of the DNX License as determined in the litigation or other binding arbitration, as applied to the Products subject to the licenses granted hereunder. It is understood and agreed that Medarex may, but shall have no obligation to, appeal any holding in any litigation or binding arbitration.

4.3.2 Combination Products. In the event that a Product is sold in combination with one or more other product(s) which is not a product, Net Sales from such sales for purposes of calculating the amounts due under Section 4.3.1 above shall be calculated by multiplying the Net Sales of that combination by the fraction A/(A + B), where A is the gross selling price of the Product sold separately and B is the gross selling price of the other product sold separately. In the event that no such separate sales are made by FibroGen, Net Sales for royalty determination shall be as agreed

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by FibroGen and Medarex, based upon the relative importance and proprietary protection of the Product and other product.

4.3.3 Royalty Reduction. In a country where there are no patent applications or patents within the Medarex Technology, and no patent applications or patents within the FibroGen Technology covering a particular Product, and in such country there are commercially significant sales of a competing product which contains a monoclonal antibody that has been or becomes approved by the applicable regulatory authority for treatment of the same indication as the applicable Product, then the royalty due to Medarex pursuant to Section 4.3.1 with respect to Net Sales of the applicable Product in such country shall be reduced by one-half (1/2).

4.3.4 Royalty Term. The royalties due pursuant to this Section 4.3 shall be payable on a Product-by-Product and country-by-country basis in each country as follows: (i) in countries where there are no patent applications or patents within the Medarex Technology and no patent application or patent within the FibroGen Technology covering a particular Product, until ten (10) years following the first commercial sale of such a Product in such country, and (ii) in countries where there are one or more patent applications or patents within the Medarex Technology, or one or more patent applications or patents within the FibroGen Technology covering such a Product, until the expiration of the last to expire patent within the Medarex Technology or FibroGen Technology covering the applicable Product in such country.

4.3.5 Trade Secrets. The parties acknowledge and agree that a principal value contributed by Medarex is access to the Mice and Mice Materials allowing accelerated time to market and enhanced probability of success, and that Medarex may not own or control patents that cover the manufacture, sale or use of a particular Product. FibroGen acknowledges and agrees that a principal value FibroGen receives hereunder is in such access, and accordingly FibroGen shall reimburse the amounts paid by Medarex pursuant to Section 4.3.1(d) and (e) and pay the royalties at the rates specified in Sections 4.3.1(a), (b) and (c) and 4.3.2 during the term as set forth in Section 4.3.4, regardless of whether the applicable Product is covered by a patent application or patent within the Medarex Technology or FibroGen Technology.

4.4 Equity.

4.4.1 Pre-IPO.

(a) At FibroGen’s election, the commercial license payments and milestone payments may be paid in FibroGen common stock, preferred stock or cash. To the extent that FibroGen acquires a commercial license pursuant to Section 4.1 or achieves a milestone subject to Section 4.2 prior to becoming a public company, the FibroGen stock shall be valued at the price of the most recent financing of FibroGen which involved an investment of at least three million dollars ($3,000,000). For purposes of determining FibroGen’s market valuation in connection with such

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financing, FibroGen shall be deemed to have a market valuation equal to the greater of (i) eighty million dollars ($80,000,000), or (ii) if such financing was at a market valuation over eighty million dollars ($80,000,000), the actual pre-money market valuation of FibroGen in such financing.

(b) If, subsequent to the financing of FibroGen referenced in Section 4.4.1(a) above, FibroGen Europe, Ltd. engages in a public offering of its stock, then the value of FibroGen stock shall be adjusted to take into account the value of FibroGen’s interest in FibroGen Europe, Ltd. and the current trading price of FibroGen Europe, Ltd. stock. For purposes of this Section, FibroGen Europe’s collagen program shall be assumed to be worth one-fifth (1/5) of FibroGen on a consolidated basis when wholly-owned. (For example, if the FibroGen initial valuation was eighty million dollars ($80,000,000) and FibroGen Europe had a valuation of sixteen million dollars ($16,000,000), if FibroGen Europe goes public and has a one hundred million dollar ($100,000,000) market valuation and FibroGen owns fifty percent (50%) of FibroGen Europe, the adjusted valuation for FibroGen would be one hundred fourteen million dollars ($114,000,000) (i.e., $80M - $16M + 50% ($100M)).

4.4.2 Post-IPO.

(a) Once FibroGen becomes a public company, any milestone payments paid in equity from that point forward, as long as FibroGen remains a public company, will be paid in fully registered shares or unregistered shares based upon the average of the high and low trading prices of FibroGen’s stock within ninety (90) business days prior to the date payment is due.

(b) Subsequent to FibroGen’s initial public offering (“IPO”), for any unregistered shares that Medarex has acquired from FibroGen within one (1) year prior to FibroGen’s IPO or thereafter, if Medarex sells any such shares of FibroGen’s common stock in a private transaction at a loss from the initial issuance valuation (at the time Medarex received its shares) after taking into account any transactions costs and fees, FibroGen shall reimburse Medarex for such losses, up to a maximum of fifteen percent (15%) of the initial issuance valuation of such shares. However, prior to executing any such private transaction, Medarex shall notify FibroGen of the contemplated sale, and the terms thereof, and FibroGen shall notify Medarex within fourteen (14) days thereafter if it chooses to effectuate and file a registration of Medarex’s shares, which registration shall be effective within five (5) months of the date of Medarex’s notice rather than reimbursing Medarex for any losses from the proposed private sale. FibroGen shall promptly notify Medarex of such registration. FibroGen’s obligation to reimburse Medarex for any loss from the private sale shall only exist with respect to the shares acquired prior to the initial public offering for a period of twelve (12) months after the public offering and with respect to the shares acquired after the initial public offering for a period of twelve (12) months thereafter; provided, the reimbursement period shall be further extended for the period of any lock-up period imposed on Medarex pursuant to Section 4.4.2(c). Moreover, if FibroGen notifies Medarex as provided above that FibroGen intends to effectuate a registration of shares within five (5) months, but fails to do so, then if

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Medarex sells any shares of FibroGen’s common stock (which were to be subject to the registration) in a private transaction at a loss from the initial issuance valuation (at the time Medarex received its shares) after taking into account any transactions costs and fees, FibroGen shall reimburse Medarex for such losses up to a maximum of twenty-five percent (25%) of the initial issuance valuation of such shares.

(c) Medarex shall agree to any lock-up period that may be required by underwriters in connection with an initial public offering as long as the officers, directors and affiliates (other than the Finnish government or SITRA or funds related thereto) of FibroGen are subject to similar restrictions. For purposes of this subsection (c) only, an “affiliate” shall be deemed to be a holder of ten percent (10%) or more of FibroGen’s outstanding voting stock.

4.4.3 Recalculation.

(a) If FibroGen completes a public offering at a price which establishes a market valuation for FibroGen less than eighty million dollars ($80,000,000), .then any payments to Medarex hereunder based upon a market capitalization of FibroGen of eighty million dollars ($80,000,000) or more pursuant to Section 4.4.1(ii) shall be recalculated based upon the market valuation of FibroGen determined by the public offering price and Medarex shall be entitled to the incremental additional shares which Medarex would have received had the prior payment(s) been calculated on the basis of a market valuation determined by the public offering price based on the average of the high and low trading prices of FibroGen’s stock within ninety (90) business days prior to the date of payment.

(b) In the event that FibroGen restructures its business into one or more entities and if Medarex is entitled to receive a proportionate interest in the spun off entity, then the value of the payments pursuant to Sections 4.4.1 and 4.4.2 above shall be considered the aggregate of the value of the stock of the spun off entity and the value of the FibroGen stock; provided, however, that in the case that FibroGen is a public company and the spun off entity (the “New Entity”) is a private company, Medarex shall only receive subsequent license or milestone equity payments in the form of the public company stock, valued without regard to the New Entity.

5.	PAYMENTS

5.1 Timing of Royalty Payments. All royalties due to Medarex shall be paid within sixty (60) days after the last day of the calendar quarter in which they accrue.

5.2 Payment Method. All amounts due Medarex hereunder shall be paid in U.S. dollars by wire transfer in immediately available funds to an account designated by Medarex.

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5.3 Currency: Foreign Payments. If any currency conversion shall be required in connection with the payment of any royalties hereunder, such conversion shall be made by using the exchange rate for the purchase of U.S. dollars reported by the Chase Manhattan Bank on the last business day of the calendar quarter to which such royalty payments relate. If at any time legal restrictions prevent the prompt remittance of any royalties owed on Net Sales in any jurisdiction, FibroGen may notify Medarex and make such payments by depositing the amount thereof in local currency in a bank account or other depository in such country in the name of Medarex, and FibroGen shall have no further obligations under this Agreement with respect thereto.

5.4 Taxes. All royalty amounts required to be paid to Medarex pursuant to this Agreement may be paid with deduction for withholding for or on account of any taxes (other than taxes imposed on or measured by net income) or similar governmental charge imposed by a jurisdiction other than the United States (“Withholding Taxes”). At Medarex’s request, FibroGen shall provide Medarex a certificate evidencing payment of any Withholding Taxes hereunder and shall reasonably assist Medarex to obtain the benefit of any applicable tax treaty.

6.	REPORTS AND RECORDS

6.1 Royalty Reports. FibroGen shall deliver to Medarex within sixty (60) days after the end of each calendar quarter in which Products are sold a report setting forth in reasonable detail the calculation of the royalties payable to Medarex for such calendar quarter, including the Products sold in each country by FibroGen and its Sublicensees, the Net Sales thereof, and all amounts received from Sublicensees for sales of Products. Such reports shall be Confidential Information of FibroGen subject to Article 9 herein.

6.2 Inspection of Books and Records. FibroGen shall maintain accurate books and records which enable the calculation of royalties payable hereunder to be verified. FibroGen shall retain the books and records for each quarterly period for three (3) years after the submission of the corresponding report under Section 5.1 hereof. Upon thirty (30) days prior notice to FibroGen, independent accountants selected by Medarex, may have access to FibroGen’s books and records during FibroGen’s normal business hours to conduct a review or audit, for the purpose of verifying the accuracy of FibroGen’s payments and compliance with this Agreement. Any such inspection or audit shall be at Medarex’s expense, however, in the event an inspection reveals underpayment of five percent (5%) or more in any audit period, FibroGen shall pay the costs of the inspection and promptly pay to Medarex any underpayment with interest from the date such amount(s) were due, at the prime rate reported by the Chase Manhattan Bank, New York, New York plus two percent (2%).

7.	OTHER OBLIGATIONS

7.1 Reports to Medarex. During the term of this Agreement, FibroGen shall keep Medarex reasonably informed of its activities subject to this Agreement, including without

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limitation, the commercialization of Products, and annually shall provide Medarex with a written report detailing such events and activities. When the registration package requesting approval for commercial sale of the Product is first filed in the U.S., the European Union and Japan, and in each case when approval is received therefor, FibroGen will promptly notify Medarex in writing.

7.2 Reports to FibroGen. During the term of this Agreement, Medarex shall keep FibroGen reasonably informed of the status of Medarex’s patent applications and patents relating to the Patent Rights, any amendments to the Cross-License and information pertaining to the exclusivity of the rights granted hereunder.

7.3 Regulatory Filings. FibroGen shall submit registration packages requesting approval for commercial sale of the Product as soon as reasonably practicable. FibroGen (or its designee) shall file and hold title to all regulatory applications, approvals and supplements thereto. Medarex will provide the necessary documentation for any regulatory filings relating to the Mice, Antibodies and hybridoma cell line delivered to FibroGen and any other assistance with respect to regulatory filings or agencies as may be reasonably requested by FibroGen at FibroGen’s expense.

7.4 Abandoned Products. FibroGen shall promptly notify Medarex should it elect to, abandon its rights to pursue commercialization of any Product in any country. Such notice will effectuate FibroGen’s voluntary abandonment of its right hereunder to market the Product in such country; provided, the abandonment of the Product in any particular country hereunder shall not be construed to be a termination of this Agreement with respect to the other countries or Products.

8.	CONFIDENTIALITY

8.1 Confidential Information. Except as expressly provided herein, the parties agree that, for the term of this Agreement and for five (5) years thereafter, the receiving party shall keep completely confidential and shall not publish or otherwise disclose and shall not use for any purpose except for the purposes contemplated by this Agreement any Confidential Information furnished to it by the disclosing party hereto pursuant to this Agreement, except that to the extent that it can be established by the receiving party by competent proof that such Confidential Information:

(i) was already known to the receiving party, other than under an obligation of confidentiality, at the time of disclosure;

(ii) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving party;

(iii) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving party in breach of this Agreement;

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(iv) was independently developed by the receiving party as demonstrated by documented evidence prepared contemporaneously with such independent development; or

(v) was subsequently lawfully disclosed to the receiving party by a person other than a party hereto.

8.2 Permitted Use and Disclosures. Each party hereto may use or disclose information disclosed to it by the other party to the extent such use or disclosure is reasonably necessary in complying with applicable governmental regulations or otherwise submitting information to tax or other governmental authorities, conducting clinical trials, or making a permitted sublicense or otherwise exercising its rights hereunder, provided that if a party is required to make any such disclosure of another party’s confidential information, other than pursuant to a confidentiality agreement, it will give reasonable advance notice to the latter party of such disclosure and, save to the extent inappropriate in the case of patent applications, will use its reasonable efforts to secure confidential treatment of such information prior to its disclosure (whether through protective orders or otherwise).

8.3 Public Disclosure. Except as otherwise required by law (without consideration of contractual obligations to third parties), neither party shall issue a press release or make any other public disclosure of the terms of this Agreement without the prior approval of such press release or public disclosure. Each party shall submit any such press release or public disclosure to the other party, and the receiving party shall promptly review such press release or public disclosure, but in no event more than fifteen (15) days to review and approve any such press release or public disclosure, which approval shall not be unreasonably withheld. If the receiving party does not respond within such fifteen (15) day period, the press release or public disclosure shall be deemed approved. In addition, if a public disclosure is required by law, including without limitation in a filing with the Securities and Exchange Commission, the disclosing party shall provide copies of the disclosure reasonably in advance of such filing or other disclosure for the nondisclosing party’s prior review and comment. Upon execution of this Agreement, the parties shall agree to a redacted version of this Agreement to be used for any and all submissions permitted under this Section unless otherwise agreed by the parties in writing or required to comply with law.

8.4 Confidential Terms. Except as expressly provided herein, each party agrees not to disclose any terms of this Agreement to any third party without the consent of the other party; provided, with prior notice to the other party, disclosures may be made as required by securities or other applicable laws, or to a party’s accountants, attorneys and other professional advisors.

9.	REPRESENTATIONS AND WARRANTIES

9.1 Medarex. Medarex represents and warrants that: (i) it is a corporation duly organized validly existing and in good standing under the laws of the State of New Jersey; (ii) the execution,

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delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of Medarex; (iii) it is the sole and exclusive owner of all right, title and interest in the Mice; (iv) it has the right to grant the rights and licenses granted herein; (v) as of the Effective Date, to the best knowledge of Medarex, there are no issued U.S., EPO or Japanese patents owned by third parties which would be infringed by the use of the Mice to make Antibodies or hybridoma cells producing said Antibodies in connection with practice of the licenses granted herein; (vi) as of the Effective Date, Medarex has not provided a third party licensee of the Patent Rights a broader representation and warranty regarding non-infringement of the patent rights of a third party due to the use of the Mice than the representation in clause (v) above; and (vii) as of March 31, 1998, to the best knowledge of Medarex, (a) there have been no opposition proceedings filed against any Australian patent applications within the Medarex Technology, and Medarex has not participated in any opposition proceedings filed against any Australian patent applications owned by third parties which, if such application became an issued patent, would be infringed by the use of the Mice to make Antibodies or hybridoma cells producing said Antibodies in connection with practice of the licenses granted herein, and (b) there are no issued Canadian patents within the Medarex Technology, and Medarex has not participated in any re-examination proceedings of any Canadian patents owned by third parties which would be infringed by the use of the Mice to make Antibodies or hybridoma cells producing said Antibodies in connection with the practice of the licenses granted herein.

9.2 FibroGen. FibroGen represents and warrants that: (i) it is a corporation duly organized validly existing and in good standing under the laws of the State of Delaware; and (ii) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on the part of FibroGen.

9.3 Disclaimer of Warranties. THE MICE ARE PROVIDED “AS IS”, AND EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, MEDAREX AND ITS RESPECTIVE AFFILIATES MAKE NO REPRESENTATIONS AND EXTEND NO WARRANTIES OR CONDITIONS OF ANY KIND, EITHER EXPRESS OR IMPLIED, WITH RESPECT TO THE MICE, ANTIBODIES, PRODUCTS OR MEDAREX TECHNOLOGY, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OF THE PATENT RIGHTS LICENSED HEREUNDER, OR NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

9.4 Disclaimer. Except as otherwise expressly set forth in this Agreement, nothing in this Agreement is or shall be construed as:

(a)	A warranty or representation by Medarex as to the validity or scope of any claim or patent within the Patent Rights;

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(b)	A warranty or representation that anything made, used, sold, or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of any patent rights or other intellectual property right of any third party;

(c)	An obligation to bring or prosecute actions or suits against third parties for infringement of any of the Patent Rights; or

(d)	Granting by implication, estoppel, or otherwise any licenses or rights under patents or other rights of Medarex or third parties, regardless of whether such patents or other rights are dominant or subordinate to any patent within the Patent Rights.

9.5 Further Commitment. Following the date hereof, if Medarex provides to a third party a warranty or indemnity that the use of the Mice to make antigen-specific antibodies, or hybridoma cells producing such antigen-specific antibodies, will not (whether qualified by Medarex’s knowledge or not) infringe published PCT patent applications, then Medarex shall notify FibroGen and provide to FibroGen a further representation and warranty and/or indemnity comparable in scope to the warranty and/or indemnity provided to the third party, effective as of the date of such third party agreement.

10.	INTELLECTUAL PROPERTY

10.1 Patent Rights. If FibroGen acquires a commercial license, FibroGen shall have the sole right, but not the obligation, at its expense, to prepare, file, prosecute and maintain (i) patent applications and patents within the FibroGen Technology, and (ii) patent applications and patents within the Patent Rights included in the Medarex Technology, provided (a) such patent applications and/or patents relate solely to Antibodies or Products subject to this Agreement, and (b) are subject to a commercial license to FibroGen granted hereunder, in countries selected by FibroGen, and for conducting any interferences, reexaminations, reissues, oppositions, or request for patent term extension relating thereto.

10.2 Failure to Prosecute. In the event that FibroGen declines to file or, having filed, declines to further prosecute and maintain any patent applications or patents subject to Section 10.1 above, FibroGen shall provide Medarex notice thereof prior to the expiration of any deadline relating to such activities, as much in advance as practicable, but in any event at least ten (10) days prior notice, and Medarex shall have the right to file, prosecute and maintain such patent applications or patents in the name of FibroGen, at Medarex’s expense, using counsel of its choice.

10.3 Cooperation. Medarex shall be given an opportunity to review FibroGen’ activities pursuant to Section 10.1 and provide input thereto. FibroGen shall consider in good faith any

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request by Medarex to include in such patent applications such claims as Medarex may request. FibroGen shall keep Medarex fully informed as to the status of such patent matters, including, without limitation, by providing Medarex the opportunity, at Medarex’s expense, to review and comment on any documents relating to FibroGen Technology which will be filed in any patent office as much in advance as practicable, but at least ten (10) days before such filing, and promptly providing Medarex copies of any documents relating to FibroGen Technology which FibroGen receives from such patent offices, including notice of all interferences, reissues, reexaminations, oppositions or requests for patent term extensions.

10.4 Infringement Claims. If the manufacture, importation, sale or use of the Product pursuant to this Agreement results in any claim, suit or proceeding alleging patent infringement against Medarex or FibroGen, such party shall promptly notify the other party hereto, and if the notified party has an obligation to indemnify the other party pursuant to Section 12.1 or 12.2, such party shall have the right to control the defense of such claim, suit or proceeding. The defendant shall keep the other party hereto reasonably informed of all material developments in connection with any such claim, suit or proceeding. FibroGen shall have the sole right, but not the obligation, to prosecute any infringement of the FibroGen Technology, at its expense. Financial recovery from any litigation will first be applied to reimburse FibroGen for its litigation expenditures and any remaining amounts shall be subject to the royalty provisions of Section 4.3.1.

10.5 Interference. The parties agree to use good faith efforts to resolve any interference proceeding which is declared by the U.S. Patent and Trademark Office between patent applications or patents owned by Medarex and FibroGen because of claims subject to Sections 2.7.2(b) and (c) above. In the event that the parties are unable to amicably resolve such an interference within thirty (30) days of the declaration of interference, the parties shall submit their dispute to mediation for the sole purpose of determining all issues that may be raised in an interference proceeding, and promptly settling such disputes so as to effectuate the intention of the parties set forth in this Agreement. The mediation shall be conducted pursuant to the then-current Commercial Mediation Rules of the American Arbitration Association in Palo Alto, California by an independent patent attorney agreed to by the parties. The cost of any mediation, including administrative fees of the arbitrator, shall be shared equally by the parties. Each party shall bear the cost of its own attorneys’ fees and expert fees. The decision and/or award rendered by the mediator shall be written, final and non-appealable and may be entered in any administrative body or court of competent jurisdiction. The parties agree that, any provision of applicable law notwithstanding, they will not request, and the mediator shall have no authority to award, punitive or exemplary damages against any party.

10.6 Further Obligations Regarding Research Inventions.

10.6.1 Claiming Priority. If Medarex wishes to file a patent application with respect to a Research Invention and claim filing priority for such patent application based on an earlier filed application having a priority date on or before October 21, 1997, it shall notify FibroGen. FibroGen

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shall have the right, only to be exercised reasonably, to preclude Medarex from such priority claim for claims to antibodies directed to an Antigen (i.e., any antibody directed to CTGF for the treatment of fibrosis) which (a) do not recite specific DNA or protein sequences, or (b) FibroGen reasonably believes are not otherwise Excluded Claims. It is understood and agreed that FibroGen shall not have such a right for any Antibody claims which do recite specific DNA or protein sequences or for any other claims that FibroGen reasonably believes are Excluded Claims.

10.6.2 Terminal Disclaimer. If Medarex wishes to file a terminal disclaimer in any patent application claiming a Research Invention, and the patent or application with respect to which the terminal disclaimer is to be filed claims priority to a filing date on or before October 21, 1997, then it shall notify FibroGen. FibroGen shall have the right, only to be exercised reasonably, to preclude Medarex from seeking such a terminal disclaimer if the terminal disclaimer would limit the term of any claims to antibodies directed to an Antigen which (a) do not recite specific DNA or protein sequences, or (b) FibroGen reasonably believes are not otherwise Excluded Claims. It is understood and agreed that FibroGen shall not have such a right for any Antibody claims which do recite specific DNA or protein sequences or for any other claims that FibroGen reasonably believes are Excluded Claims.

10.6.3 Filing or Adding Claims. In any patent application claiming a Research Invention, if Medarex wishes to file or add any claim specifically regarding Antibodies that (a) does not recite specific DNA or protein sequences or (b) FibroGen reasonably believes is not otherwise an Excluded Claim, it shall notify FibroGen. FibroGen shall have the right, only to be exercised reasonably, to preclude Medarex from filing or adding such claim if FibroGen reasonably believes it is not an Excluded Claim. It is understood and agreed that FibroGen shall not have such a right with regard to any Antibody claims which do recite a specific DNA or protein sequence or for any other claims that FibroGen reasonably believes are Excluded Claims.

10.6.4 Notice to Medarex. FibroGen may exercise its preclusion rights provided in Sections 10.6.1, 10.6.2 and 10.6.3 above by notice to Medarex within thirty (30) days (except with respect to the adding of claims, in which case notice shall be limited to ten (10) business days) following receipt of notice from Medarex that it intends to (i) claim such a priority date, (ii) file such a terminal disclaimer or (iii) file or add such a claim, as the case may be; provided that, with respect to Section 10.6.2 only, in the event that Medarex desires to file a terminal disclaimer on an expedited basis as a consequence of an oral request to do so by the United States Patent and Trademark Office, then FibroGen shall use its best efforts to determine whether to exercise its preclusion rights pursuant to Section 10.6.2 within any expedited time frame requested by the United States Patent and Trademark Office.

10.6.5 Data.

CONFIDENTIAL

(a) FibroGen shall have the right, only to be exercised reasonably, to preclude Medarex from using or disclosing any data developed by Medarex relating to the structural or molecular characteristics of Antigens including, but not limited to, the relevant epitope(s), or any data developed by FibroGen in connection with the Research except to the extent such data or information pertaining thereto is to be disclosed by Medarex in a patent application or the prosecution of a patent, and (v) was disclosed in a prior, or is to be disclosed in a simultaneous, patent application, (w) constitutes DNA or protein sequence information, (x) constitutes assay results, if other results of the same or similar assays have been disclosed in a prior, or are to be disclosed in a simultaneous, patent application, (y) is reasonably necessary to disclose the best mode of the claimed invention, or (z) constitutes deposit or enablement information, pursuant to Section 10.6.5(b) below. FibroGen may exercise such a preclusion right only after full disclosure to Medarex of all data that is included in clause (v), (w), (x), (y) or (z). In the case of clause (w), (y) and (z), unless FibroGen provided the relevant data to Medarex specifically pursuant to subSections 10.6.5(a) or (b), Medarex shall send FibroGen written notice of the intent to disclose the data and the form of disclosure at least fifteen (15) business days prior to the disclosure.

(b) For purposes of this Section, “data” shall include, without limitation, information relating to any deposit made of any cell line. If FibroGen has not made such .a deposit, if required by applicable law, Medarex may deposit a particular cell line, in a recognized international depository; provided, before making such a deposit, Medarex shall notify FibroGen, identifying the cell line which it intends to deposit. If FibroGen does not wish Medarex to make such a deposit, it shall notify Medarex within ten (10) business days of Medarex’s notice and provide Medarex with data reasonably necessary to establish enablement for purposes of patentability, and Medarex shall not make the deposit but shall have the right to use such data to establish enablement.

10.7 Patent Extensions. If FibroGen acquires a commercial license with respect to any issued patent claiming a Research Invention directed to (i) one or more compositions of matter (i.e., an Antibody), except formulations of Antibodies for therapeutic use, or (ii) one or more methods of production, then, so long as FibroGen retains a commercial license hereunder, unless a prior extension has been obtained with regard to the applicable patent, Medarex designates FibroGen or its designee as its agent for obtaining an extension of such patent or governmental equivalent which extends the exclusivity of the patent where available in any country in the world, or if not feasible, at Medarex’s option, permit FibroGen to file in Medarex’s name or diligently obtain such extension for FibroGen, its Affiliate(s) or Sublicensee(s), at FibroGen’s expense. Furthermore, Medarex agrees to provide reasonable assistance, at no out-of-pocket expense, to facilitate FibroGen’s efforts to obtain any extension. If for any reason FibroGen or its designee fails to exercise diligent efforts to obtain an extension or determines that it will not seek such an extension, Medarex shall have the right to undertake such activities and FibroGen shall provide reasonable assistance, at no out-of-pocket expense, to facilitate Medarex’s efforts to obtain any such extension.

CONFIDENTIAL

10.8 Reimbursement. If FibroGen (i) is assigned a patent application or patent pursuant to this Agreement, or (ii) acquires a commercial license under this Agreement to any patent application or patent, or (iii) acquires a non-exclusive license pursuant to Section 3.2 to patent applications and patents within the Medarex Technology and commercializes a product within the scope of such license for which it has no royalty obligations to Medarex hereunder, in each case (i.e., under (i), (ii) or (iii) above), which patent application or patent which relates solely to Antibodies licensed hereunder, and/or Products, and/or the making and/or use of any of the preceding, then FibroGen shall reimburse Medarex for all costs and expenses incurred by Medarex in connection with the preparation, filing, prosecution, maintenance, enforcement and/or defense of such patent applications and patents; provided, any such reimbursement shall be on a pro-rata basis, calculated based on the number of other licensees of such patent application(s) or patent(s). FibroGen shall pay any such amounts to Medarex within thirty (30) days of an invoice therefore.

11.	DISPUTE RESOLUTION

11.1 Mediation. If a dispute arises out of or relates to this Agreement, or the breach thereof, and if said dispute cannot be settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association, before resorting to arbitration, litigation, or some other dispute resolution procedure.

12.	INDEMNIFICATION

12.1 Medarex. Medarex shall indemnify, defend and hold harmless FibroGen and its directors, officers and employees (each a “FibroGen Indemnitee”) from and against any and all liabilities, damages, losses, costs or expenses (including attorneys’ and professional fees and other expenses of litigation and/or arbitration) (a “Liability”) resulting from a claim, suit or proceeding made or brought by a third party against an FibroGen Indemnitee arising from or occurring as a result of (i) any breach of the representations and warranties set forth in Section 9.1, or (ii) the conduct of the Research, except to the extent caused by the negligence or willful misconduct of FibroGen.

12.2 FibroGen. FibroGen shall indemnify, defend and hold harmless Medarex and its directors, officers and employees (each a “Medarex Indemnitee”) from and against any and all liabilities, damages, losses, costs or expenses (including attorneys’ and professional fees and other expenses of litigation and/or arbitration) (a “Liability”) resulting from a claim, suit or proceeding made or brought by a third party against a Medarex Indemnitee, arising from or occurring as a result of (i) any breach of the representations and warranties set forth in Section 9.2, (ii) the conduct of the Research or the practice by FibroGen of any right granted herein, or (iii) any development, testing, manufacture, importation, use, offer for sale, sale or other distribution of any Product by FibroGen or its Affiliates or Sublicensees (including, without limitation, product liability claims), except in each case, (a) to the extent caused by the negligence or willful misconduct of Medarex, or (b) to the extent

CONFIDENTIAL

that any infringement claim brought by a third party is expressly based on the use of the Mice to make Antibodies or hybridoma cells producing said Antibodies delivered to FibroGen; provided, however, that with respect to clause (b), the exclusion from FibroGen’s indemnity obligation with respect to the use of the Mice to make hybridoma cells producing said Antibodies relates only to the basic hybridoma technology and not to any hybridoma relating to one or more of the specific Antigens.

12.3 Procedure. In the event that any Indemnitee intends to claim indemnification under this Article 12 it shall promptly notify the other party (the “Indemnitor”) in writing of such alleged Liability. The Indemnitor shall have the sole right to control the defense and settlement thereof. The Indemnitees shall cooperate with the Indemnitor and its legal representatives in the investigation of any action, claim or liability covered by this Article 12. The Indemnitee shall not, except at its own cost, voluntarily make any payment or incur any expense with respect to any claim or suit without the prior written consent of the Indemnitor, which the Indemnitor shall not be required to give.

13.	TERM AND TERMINATION

13.1 Term. The term of this Agreement shall commence on the date hereof. Unless earlier terminated as provided in this Article 13, this Agreement shall continue in full force and effect on a country-by-country and Product-by-Product basis until there are no remaining royalty payment obligations in a country, at which time the Agreement shall expire in its entirety in such country.

13.2 Termination for Cause. Either party may terminate this Agreement in the event the other party has materially breached or defaulted in the performance of any of its obligations hereunder, and such default has continued for ninety (90) days after written notice thereof was provided to the breaching party by the nonbreaching party. Any termination shall become effective at the end of such ninety (90) day period unless the breaching party has cured any such breach or default prior to the expiration of the ninety (90) day period. Notwithstanding the above, in the case of a failure to timely pay any amounts due hereunder, the period for cure of any subsequent default following notice thereof shall be ten (10) days and, unless payment is made within such period the termination shall become effective at the end of such period.

13.3 Termination for Insolvency. If voluntary or involuntary proceedings by or against a party are instituted in bankruptcy under any insolvency law, or a receiver or custodian is appointed for such party, or proceedings are instituted by or against such party for corporate reorganization or the dissolution of such party, which proceedings, if involuntary, shall not have been dismissed within sixty (60) days after the date of filing, or if such party makes an assignment for the benefit of creditors, or substantially all of the assets of such party are seized or attached and not released within sixty (60) days thereafter, the other party may immediately terminate this Agreement effective upon notice of such termination.

CONFIDENTIAL

13.4 Permissive Termination.

13.4.1 FibroGen. FibroGen may terminate the Research and/or this Agreement with forty-five (45) days written notice to Medarex.

13.4.2 Medarex. In that event that FibroGen fails to obtain a commercial license pursuant to Section 3.1 on or before the end of the Research Period, Medarex may terminate the Agreement with written notice to FibroGen.

13.5 Effect of Termination, Expiration or Completion of Research.

(a) Accrued Rights and Obligations. Termination of this Agreement for any reason shall not release any party hereto from any liability which, at the time of such termination, has already accrued to the other party or which is attributable to a period prior to such termination nor preclude either party from pursuing any rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement. It is understood and agreed that monetary damages may not be a sufficient remedy for any breach of this Agreement and that the non-breaching party may be entitled to injunctive relief as a remedy for any such breach.

(b) Return of Confidential Information. Upon any termination or expiration of this Agreement, FibroGen and Medarex shall promptly return to the other party all Confidential Information of the other; provided counsel of each party may retain one (1) copy of such Confidential Information for archival purposes and for ensuring compliance with Article 8.

(c) Stock on Hand. In the event this Agreement is terminated for any reason, FibroGen shall have the right to sell or otherwise dispose of the stock of any Product subject to this Agreement then on hand, subject to Articles 5 and 6 until the first anniversary of the effective date of such termination.

(d) Return of Mice and Mice Materials. Upon any termination of this Agreement, FibroGen shall promptly return to Medarex, or destroy all hybridomas provided by Medarex and all cells capable of producing Antibodies, and in the event of such destruction an officer of FibroGen shall provide Medarex with written certification thereof. FibroGen shall be allowed to use any Antibodies delivered to FibroGen during the Research in perpetuity but for research purposes only. Upon any termination or upon completion of the Research and unless otherwise permitted by FibroGen, Medarex shall (i) destroy the Mice, cells, Antibodies and other biological materials resulting from the Research, and (ii) return any quantities of Antigen not used in connection with the Research to FibroGen.

CONFIDENTIAL

(e) Licenses. The option and license rights granted in Section 3.1 shall terminate upon any termination of this Agreement, and in such event FibroGen and its Affiliates and Sublicensees shall cease all development and commercialization of Products.

(f) Sublicenses. In the event of any termination pursuant to Section 13.3, Medarex agrees to grant to any party which is a sublicensee of FibroGen as of the date of such termination a direct license under the Medarex Technology commensurate in scope with the sublicense granted by FibroGen, for consideration equal to the amounts due from FibroGen to Medarex under this Agreement with respect to the activities of the sublicensee.

13.6 Survival. Sections 2.5 (with respect to Antibodies delivered to FibroGen during the Research, to the extent permitted pursuant to Section 13.5(d) above), 2.6.3, 2.6.4, and 2.6.5(b) and (c) (with respect to the Antigens for which FibroGen is deemed to have exclusivity, and with respect to each Option Antigen, on an Option Antigen-by-Option Antigen basis, if the requisite payments due under Section 2.6.3 and 4.1 have been made prior to the effective date of termination), 2.7, 3.2, 3.5, 13.5 and 13.6, and Articles 8, 9, 10, 11, 12 and 14 of this Agreement shall survive termination of this Agreement for any reason.

14.	MISCELLANEOUS

14.1 Governing Law. This Agreement and any dispute, including without limitation any arbitration, arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of the state of California, without reference to conflicts of laws principles.

14.2 Independent Contractors. The relationship of the parties hereto is that of independent contractors. The parties hereto are not deemed to be agents, partners or joint venturers of the others for any purpose as a result of this Agreement or the transactions contemplated thereby.

14.3 Assignment. This Agreement shall not be assignable by FibroGen to any third party hereto without the written consent of Medarex which consent to a partial or entire assignment shall not be unreasonably withheld; except FibroGen may assign this Agreement, without such consent, to an entity that acquires all or substantially all of its business or assets to which this Agreement pertains, whether by merger, reorganization, acquisition, sale, or otherwise. During the Research Period, Medarex may only assign this Agreement in connection with a merger, reorganization or sale of substantially all of Medarex’s assets and with prior notice to FibroGen. After the Research Period, Medarex may assign this Agreement in connection with a merger, reorganization or sale of substantially all of Medarex’s assets, and may otherwise assign this Agreement to any third party. Notwithstanding the foregoing, during or after the Research Period Medarex may not assign this Agreement (i) to Smith Klein Beechman, Glaxo Wellcome and Hoffman-LaRoche or any of their affiliates except in connection with a merger, reorganization or sale of substantially all of Medarex’s

CONFIDENTIAL

assets, or (ii) to Japan Tobacco and any of its affiliates, regardless of the form of transaction, including merger or operation of law. For purposes of this Section 14.3, an “affiliate” shall mean any corporation or other entity which is directly or indirectly controlling, controlled by or under the common control with the relevant entity, and “control” shall mean the direct or indirect ownership of fifty percent (50%) or more of the outstanding shares or other voting rights of the subject entity to elect directors, or if not meeting the preceding, any entity owned or controlled by or owning or controlling at the maximum control or ownership right permitted in the country where such entity exists. Notwithstanding the above, Medarex may assign its interest in the payments due to Medarex hereunder to any party at any time. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and assigns.

14.4 Notices. All notices, requests and other communications hereunder shall be in writing and shall be personally delivered or sent by telecopy or other electronic facsimile transmission or by registered or certified mail, return receipt requested, postage prepaid, in each case to the respective address specified below, or such other address as may be specified in writing to the other parties hereto:

If to Medarex or GenPharm International:	Medarex, Inc. 1545 Route 22 East Annandale, NJ 08801 Attn: President

If to FibroGen:	FibroGen, Inc. 225 Gateway Boulevard South San Francisco, CA 94080 Attn: President cc: Corporate Counsel phone: (650) 866-7200 facsimile: (650) 866-7201

14.5 Force Majeure. Neither party shall lose any rights hereunder or be liable to the other party for damages or losses (except for payment obligations) on account of failure of performance by the defaulting party if the failure is occasioned by war, strike, fire, Act of God, earthquake, flood, lockout, embargo, governmental acts or orders or restrictions, failure of suppliers, or any other reason where failure to perform is beyond the reasonable control and not caused by the negligence, intentional conduct or misconduct of the nonperforming party has exerted all reasonable efforts to avoid or remedy such force majeure; provided, however, that in no event shall a party be required to settle any labor dispute or disturbance.

CONFIDENTIAL

14.6 Injunctive Relief. Each party acknowledges that limitations and restrictions on its possession and use of Mice, Mice Materials, Antibodies, Antigens and Confidential Information hereunder are necessary and reasonable to protect the other party, and expressly agrees that monetary damages would be inadequate to compensate such party for any violation. The parties agree that any such violation would cause irreparable injury to the other party and agrees that without resorting to prior mediation or arbitration, and, in addition to any other remedies that may be available in law, in equity or otherwise, the injured party shall be entitled to obtain temporary and permanent injunctive relief against any threatened violation of such limitations or restrictions or the continuation of any such violation in any court of competent jurisdiction, without the necessity of proving actual damages or the posting of any bond.

14.7 Advice of Counsel. Medarex and FibroGen have each consulted counsel of their choice regarding this Agreement, and each acknowledges and agrees that this Agreement shall not be deemed to have been drafted by one party or another and will be construed accordingly.

14.8 Compliance with Laws. Each party shall furnish to the other party any information requested or required by that party during the term of this Agreement or any extensions hereof to enable that party to comply with the requirements of any U.S. or foreign federal, state and/or government agency.

14.9 Further Assurances. At any time or from time to time on and after the date of this Agreement, either party shall at the request of the other party hereto (i) deliver to the requesting party any records, data or other documents consistent with the provisions of this Agreement, (ii) execute, and deliver or cause to be delivered, all such consents, documents or further instruments of transfer or license, and (iii) take or cause to be taken all such actions, as the requesting party may reasonably deem necessary in order for the requesting party to obtain the full benefits of this Agreement and the transactions contemplated hereby.

14.10 Export Controls. FibroGen agrees that it will take all actions necessary to insure compliance with all U.S. laws, regulations, orders or other restrictions on exports and further will not sell, license or reexport, directly, or indirectly, the Product(s) to any person or entity for sale in any country or territory, if, to the knowledge of FibroGen based upon reasonable inquiry, such sale, would cause the parties to be in violation of any such laws or regulations in effect at the time of such sale. FibroGen agrees to secure from any recipient of Product(s) adequate manually signed written assurances prior to shipment from the United States as are required by the U.S. Export Regulations.

14.11 Severability. In the event that any provisions of this Agreement are determined to be invalid or unenforceable by a court of competent jurisdiction, the remainder of the Agreement shall remain in full force and effect without said provision. In such event, the parties shall in good faith negotiate a substitute clause for any provision declared invalid or unenforceable, which shall most nearly approximate the intent of the parties in entering this Agreement.

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14.12 Waiver. It is agreed that no waiver by either party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default.

14.13 Complete Agreement. This Agreement, with its Exhibits, constitutes the entire agreement, both written and oral, between the parties with respect to the subject matter hereof, and that all prior agreements respecting the subject matter hereof, either written or oral, expressed or implied, are merged and canceled, and are null and void and of no effect. No amendment or change hereof or addition hereto shall be effective or binding on either of the parties hereto unless reduced to writing and duly executed on behalf of both parties.

14.14 Use of Name. Neither party shall use the name or trademarks of the other party without the prior written consent of such other party.

14.15 Headings. The captions to the several Sections and Articles hereof are not a part of this Agreement, but are included merely for convenience of reference only and shall not affect its meaning or interpretation.

14.16 Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original and which together shall constitute one instrument.

IN WITNESS WHEREOF, Medarex and FibroGen have executed this Agreement by their respective duly authorized representatives.

MEDAREX, INC.		FIBROGEN, INC.

By:	/s/ Michael Appelbaum	By:	/s/ Thomas B. Neff

Print Name:	Michael Appelbaum	Print Name:	Thomas B. Neff

Title:	Executive V.P.	Title:	CEO

GENPHARM INTERNATIONAL, INC.

By:	/s/ Michael Appelbaum

Print Name:	Michael Appelbaum

CONFIDENTIAL

Title:	President and C.O.O.

EXHIBIT A

ANTIGENS

1.	C-proteinase/bone-morphogenic protein
2.	M-tolloid
3.	M-tolloid-like (1)
4.	M-tolloid-like (2)
5.	N-proteinase
6.	Fibril assembly sequences
7.	Connective tissue growth factor (CTGF)
8.	CTGF receptor
9.	CTGF receptor and/or receptor conjugates which include the CTGF receptor
10.	An alternative ligand for the CTGF receptor to be named which has not been previously licensed to a third party by Medarex
11.	CTGF fragments
12.	An alternate CTGF or CCN homolog protein fragment

EXHIBIT B

ID	Task Name	Duration
1	Start Project	0d
2	Immunize Mice	40d
3	Fuse Splenocytes & Screen	15d
4	Subclone Hybridomas	20d
5	High Affinity mAbs Available	0d
6	Characterize mAbs & Cell Lir	40d
7	Select Hybridoma for Develo	0d
8	Enhance Productivity	40d
9	Adapt to Serum-Free Mediun	40d
10	Establish MCB	20d
11	Virus Testing and Cloning of	50d
12	Production of Tox Lot MAb	20d
13	GLP Toxicology Study	100d
14	GLP PK Study	40d
15	Immunocytochemistry	40d
16	Establish MWCB	20d
17	Virus Testing and Cloning of	50d
18	Production of Clinical Lot MA	60d
19	Prepare IND	20d
20	File IND	0d

Quarter
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
1st Quarter
2nd Quarter
Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun
11/17
2/27
4/24

Project:
Date: Sat 10/25

Task		Summary		Rolled Up Progress	
Progress		Rolled Up Task			
Milestone	◆	Rolled Up Milestone	◇		

Page 1

EXHIBIT C

Models—with offsets against commercial license, milestone payments and 1/2 the research support payments

Scenario I:

Sublicensee Non-royalty Revenue Payments	FibroGen Share (82 1⁄2%)	Medarex Share (17 1⁄2%)	FG-Medx Contract Research support, Commercial License Fee or Milestones
$.760M of quarterly pmts*
$1.0M upon exercise of commercial license
upfront fee - $5 million	$1.38 M* ((1/2 x $.76) + $1M)		—
	$2.987M (net total $2.607M = $1.38M + $2.987M—$1.76M)	$0.634M
Phase I - $2 million	$0.634	—	—
	$1.127	$0.239
Phase II - $5 million	$0.239 M	—
	$3.928 M (net total $8.535M)	$.833 M (total $3.086**)	$1M (not paid b/c $3.086 > $2.38M)

*	Assume the research period spans 8 quarters at $95,000 a quarter with a total of $760,000. The model only gives credit for 1⁄2 of these payments.
**	excludes 1⁄2 of the research payments of $380,000 in the total

Model assumes termination during phase II which triggers the true up mechanism.

True up calculation:

Total sublicensee payments	$12 M
less 2 times (medx commercial fee, milestones achieved and 1⁄2 research support) ($2.38 x 2)	($4.76M)

$7.24 M
x .175

$1.267M
plus: Medx commercial fee, milestone achieved and 1⁄2 research support	$2.38M

Amount Medx is entitled to is	$3.647M
Amount paid to date**	$3.086M

Amount due to Medx	$.561M

After payment of $.561M to Medx, FG has received net $7.974 ($8.535–$.561) and Medx has received $4.027M ($3.647 + $.380 of research support)

Scenario II:

Sublicensee Non royalty Revenue Payments	FibroGen Share (82 1⁄2%)	Medarex Share (17 1⁄2%)	FG-Medx Contract Research support, Commercial License Fee or Milestones
$.760M of quarterly pmts*
$1.0M upon exercise of commercial
upfront fee - $5 million	$1.38 M *((1/2 x $.76) + $1M)		—
	$2.987M (net total $2.607M)	$0.634M
Phase I - $2 million	$0.634M	—	—
	$1.127 M	$.239 M
Phase II - $5 million	$0.239 M	—
	$3.928 M (net total $8.535)	$0.833 M (total $3.086M**)	$1M (not paid b/c $3.086 > $2.38)
Phase III - $2.5 million	$0.833M	—	$2M ($1.002 paid b/c $3.378< $4.38M)
	$1.375 (net total $10.743M)	$0.292M (total $3.378M**)
First BLA filing $2.5 million	$1.294 M ($1.002M + $.292) $0.995 (net total $12.03M= $10.743-$1.002 +$1.294 +$0.995)	— $0.211 (total $4.591M**)	$2M ($1.789 paid b/c $4.591<$6.38M)
First BLA approval - $2.5 million	$2 M ($1.789 +$.211) $0.413 (net total $12.654M)	— $0.088 (total $6.468M**)	$4M ($3.912 paid b/c $6.468M< $10.38M)
BLA approval in second market - $2.5 million	$2.5M (add’l credit available of $1.5M) (total (net))= $11.242)	— (total $10.38**)	$2M ($2M paid b/c $10.38<$12.38) (total - $12.38M)
total (net) = $9.242 ($11.242-$2M)

*	Assume the research period spans 8 quarters at $95,000 a quarter with a total of $760,000. The model only gives credit for 1⁄2 of these payments.
**	excludes 1⁄2 of the research payments of $380,000 in the total

True up calculation:

Total sublicensee payments	$22M
less 2 times (medx commercial fee, milestones achieved and 1⁄2 research support) ($12.38 x 2)	($24.76M)

($2.76)
x .175

the greater of zero or	($.483)M
plus: Medx commercial fee, milestone achieved and 1⁄2 research support	$12.38M

Amount Medx is entitled to	$12.38
Amount paid to date**	$12.38

Amount due to Medx	$0M

FG has received net $9.242M and Medx has received $12.76M ($12.38M + $.380 of research support)

Scenario III

Sublicensee Non-royalty Revenue Payments	FibroGen Share (82 1⁄2%)	Medarex Share (17 1⁄2%)	FG-Medx Contract Research support, Commercial License Fee or Milestones
$.760 M of quarterly pmts*
$1.0 M upon exercise of commercial
upfront fee - $5 million	$1.38 M* ((1/2 x $.76) + $1M)		—
	$2.987M (net total $2.607M)	$0.634M
Phase I - $2 million	$0.634M	—	—
	$1.127 M	$.239M
Phase II - $5 million	$0.239 M	—
	$3.928 M (net total $8.535)	$0.833M (total $3.086M**)	$1 M (not paid b/c $3.086 > $2.38)
Phase III - $2.5 million	$0.833M $1.375 (net total $10.743M)	— $0.292M (total $3.378M**)	$2 M ($1.002 paid b/c $3.378< $4.38 M)
First BLA filing $2.5 million	$1.294 M ($1.002M + $.292)	—	$2 M ($1.789 paid b/c $4.591<$6.38M)
	$0.995 (net total $12.03M= $10.743-$1.002 +$1.294 +$0.995)	$0.211 (total $4.591M**)
First BLA approval - $2.5 million	$2 M($1.789 +$.211) $0.413 (net total $12.654M)	— $0.088 (total $6.468M**)	$4 M ($3.912 paid b/c $6.468M< $10.38M)
BLA approval in second market - $2.5 million	$2.5M (add’l credit available of $1.5M) (total (net))= $11.242)	— — (total $10.38**)	$2M ($2M paid b/c $10.38<$12.38) (total - $12.38M)
BLA approval in third market - $5 million	$3.5 M $1.238 M (net total $13.98M)	— $0.263M (total $12.643M**)

*	Assume the research period spans 8 quarters at $95,000 a quarter with a total of $760,000. The model only gives credit for 1⁄2 of these payments.
**	excludes 1⁄2 of the research payments of $380,000 in the total

True up calculation:

Total sublicensee payments	$27.00M
less 2 times (medx commercial fee, milestones achieved and 1⁄2 research support) ($12.38 x 2)	($24.76M)

$2.24M
x .175

$.392M
plus: Medx commercial fee, milestone achieved and 1⁄2 research support	$12.38M

Amount Medx is entitled to	$12.772M
Amount paid to date**	($12.643)

Amount due to Medx	$0.129M

After payment FG has received net $13.851 and Mederex has received $13.152 ($12.772 + $.380 of research support)

Scenario IV

Sublicensee Non-royalty Revenue Payments	FibroGen Share (82 1⁄2%)	Medarex Share (17 1⁄2%)	FG-Medx Contract Research support, Commercial License Fee or Milestones
$.760 M of quarterly pmts*
$1.0M
Phase II commencement			$1.0M
Middle Phase II	$2.38M* ((1/2 x $.76)+$1M)	—
upfront fee $3M	$.512	$0.109M
	(net total $.132M)	(total $2.489**)

*	Assume the research period spans 8 quarters at $95,000 a quarter with a total of $760,000. The model only gives credit for 1⁄2 of these payments.
**	excludes 1⁄2 of the research payments of $380,000 in the total

Assume termination of during phase II which triggers true up mechanism

True up calculation

Total sublicensee payments	$3 M
less 2 times (medx commercial fee, milestones achieved and 1⁄2 research support) (2 x $2.38)	($4.76M)

($1.76M)
x .175

the greater of zero or	($3.08)M
plus: Medx commercial fee, milestone achieved and 1⁄2 research support	$2.38M

Amount Medx is entitled to	$2.38M
Amount paid to date**	($2.489M)

Amount due to Medx	($0.109M)

After payment back to FibroGen, FibroGen has received net $.241M ($.132 + $.109M) and Mederex has received net $2.38M